HIVE Digital Technologies Surpasses 8 EH/s of
Bitcoin Hashrate and Secures ASIC Orders to
25 EH/s

This news release constitutes a "designated news release" for the purposes of the Company's amended and restated prospectus supplement dated May 14, 2025 to its short form base shelf prospectus dated September 11, 2024.

San Antonio, Texas--(Newsfile Corp. - May 15, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE)

(NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a global leader in sustainable digital infrastructure, is pleased to announce it has surpassed 8.0 Exahash per second (EH/s) of global Bitcoin mining hashrate, marking another key milestone in the Company's strategic expansion toward its 25 EH/s target for in calendar Q4 2025. This rapid growth is being driven by the successful energization of HIVE's recently completed first 100 MW hydro-powered facility in Yguazu, Paraguay. As of today, HIVE reports a total operating hashrate of 8.3 EH/s and remains on track to reach its Phase 1 objective of

11.5 EH/s by the end of June 2025, with additional capacity expected to come online in the weeks ahead. Moreover, HIVE has now fully funded its ASIC orders to grow to 18 EHs in Q3 2025, strategically using it Bitcoin treasury for this rapid growth.

HIVE's second 100 MW in Yguazu, Paraguay, scheduled for completion this summer, will provide the infrastructure for growth from 11.5 EH/s to 18 EH/s. HIVE has further deposits and options to purchase in place for Bitcoin mining ASICs to reach 2025 target of 25 EH/s, with the third 100 MW of Bitcoin mining infrastructure coming online in calendar Q4 2025 in Valenzuela, Paraguay.

Executive Commentary

Frank Holmes, Co-Founder and Executive Chairman of HIVE, stated: "We are now well on our way to the 18 EH/s summer target; crossing the 8 EH/s threshold signals our bold momentum forward. Based on current Bitcoin mining rewards, at 18 EH/s, HIVE would be mining approximately 10 Bitcoin per day." Mr. Holmes continued "With Bitcoin over US$100,000, HIVE is positioned to do almost US$1,000,000 in daily revenue by this summer with our fully-funded growth plans. This achievement demonstrates HIVE's ability to responsibly scale operations with green energy while securing the Bitcoin network and driving long-term shareholder value. We are proud to lead the next wave of innovation in digital infrastructure."

Aydin Kilic, President and CEO of HIVE, added: "I am tremendously proud of our global team for executing at such a high level. Since our May 9, 2025 update, we have already added another 1.0 Exahash to bring our total hashrate to 8.3 EH/s. This pace of deployment underscores the strength of our infrastructure strategy and our commitment to operational excellence. We are also increasing our global fleet efficiency. We will be at 20 J/TH globally once we are at 11.5 EH/s before the end of June 2025, and 19 J/TH when we are at 18 EH/s by the end of summer 2025. Overall, this improvement in our global fleet efficiency means less energy will be required per Bitcoin mined, and as we execute on our 300 MW growth in Paraguay, our global cost of power is expected to decrease as well. HIVE estimates its average cost of Bitcoin production to decrease by 10-20% by autumn 2025, based on lower global average energy prices and improved global fleet efficiency."

Strategic Use of Bitcoin Treasury

During the quarter, HIVE strategically deployed a portion of its Bitcoin treasury to acquire next- generation ASIC mining equipment through a special agreement. The Company pledged Bitcoin to settle the purchase at a market price of US$87,000 per BTC and secured an option to repurchase the equivalent amount of Bitcoin at the same price-allowing HIVE a unique opportunity to capture potential upside in BTC price appreciation.

This arrangement enabled HIVE to grow its mining fleet without significant cash outlay or equity dilution, while maintaining Bitcoin exposure through this special agreement. The transaction was structured while Bitcoin prices were under pressure due to a global tariff war, positioning HIVE to continue its growth trajectory while markets stabilize. As of today, HIVE holds 610 BTC in its treasury. The Company's goal is to rebuild its HODL, along with growing its operating Bitcoin mining capacity to 25 EH/s. For context, Bitcoin averaged below US$66,000 for the 2024 calendar year and traded below US$30,000 as recently as October 20231. Management believes it is prudent to deploy BTC mined at lower prices during the past two Bitcoin cycles to fund strategic growth, while retaining the option to reclaim BTC holdings as prices appreciate.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. is a pioneering technology company advancing sustainable blockchain and AI infrastructure powered by green energy. As the first cryptocurrency miner to go public on the TSX Venture Exchange in 2017, HIVE has grown into a global leader in digital asset mining and AI computing. With operations in Canada, Sweden, and Paraguay, HIVE continues to innovate while reducing its environmental footprint.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: the growth in mining hashrate; the performance and potential of the newly constructed Paraguay site; the merits of the Bitcoin equipment payments and option; the Bitcoin treasury management strategy; the business goals and objectives of the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; and other forward- looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward- looking information include, but are not limited to: an inability to meet growth targets; an inability to expand, optimize and sustain the Paraguay operation, the failure of the equipment vendor to honour the BTC option for any reason in the event of exercise by the Company; an inability of the Bitcoin treasury management strategy to achieve the desired results; the ongoing support and cooperation of local authorities and the Government of Paraguay; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of newinformation, future events or otherwise, other than as required by law.

1 References to prices of Bitcoin have been accessed from www.finance.yahoo.com/quote/BTC-USD/.

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